Exhibit 99.2

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 1, 2011	TSX: TMM

NEWS RELEASE

TIMMINS GOLD TO COMMENCE TRADING ON NYSE AMEX ON NOVEMBER 4, 2011

VANCOUVER, B.C. – Timmins Gold Corp. (TSX:TMM) is pleased to announce that it has been approved to list its common shares on the NYSE Amex beginning on November 4, 2011 under the ticker symbol “TGD.” The Company will continue to be listed on the Toronto Stock Exchange (“TSX”) under the ticker symbol “TMM.”

“The listing of our common shares on the NYSE Amex marks a significant achievement for Timmins Gold,” stated Bruce Bragagnolo, Chief Executive Officer. “We believe our new listing will afford Timmins Gold greater exposure to investors in the United States and around the world and reflects our effort to increase liquidity for our shareholders.”

"We welcome Timmins Gold onto the NYSE Euronext family of listed companies and onto the NYSE Amex," said Scott Cutler, Executive Vice President, NYSE Euronext. "The NYSE Amex helps companies like Timmins Gold and its shareholders benefit from our superior trade execution, our relationships with institutional investors and our extensive suite of investor relations services. We look forward to building a strong and lasting relationship with Timmins Gold management and shareholders."

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan, “anticipate,” believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause actual results, production, reserves, level of activity, performance, trading or other achievements to be materially different from any future results, production, reserves, levels of activity, performance, trading or achievements expressed or implied by such forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, reflect current judgment regarding the direction of Timmins Gold’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions contained in this press release. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com